Securities and Exchange Commission
RECEIVED
NOV 28 2008
Office of Compliance Inspection and Examinations

SECURITIES AND EXCHANGE COMMISSION

08033133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Taylor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 100
(No. and Street)

Brentwood (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Daugherty 615-372-1350
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
DEC 10 2008
THOMSON REUTERS

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Barbara G Daugherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Securities Inc, as of Sept 30 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara G Daugherty
Signature

Sec - Treas
Title

Martha S Mason
Notary Public

MARTHA S. MASON NOTARY PUBLIC AT LARGE WILLIAMSON COUNTY, TN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Taylor Securities, Inc. (the "Company") as of September 30, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Securities, Inc. as of September 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
November 14, 2008

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

TAYLOR SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 217,063	$ 204,312
Deposit with clearing broker - Note 4	25,000	25,000
Commissions receivable	20,645	19,981
Other deposits	533	2,444
TOTAL ASSETS	$ 263,241	$ 251,737
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses - Note 5	$ 10,778	$ 10,915
STOCKHOLDERS' EQUITY		
Common stock, $1 stated value; 2,000 shares authorized, 1,250 shares issued and outstanding	1,250	1,250
Additional paid-in capital	28,100	28,100
Retained earnings	223,113	211,472
TOTAL STOCKHOLDERS' EQUITY	252,463	240,822
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 263,241	$ 251,737

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
REVENUES		
Commissions	$ 1,364,855	$ 1,234,568
Registered investment advisor fees	243,602	270,580
TOTAL REVENUES	1,608,457	1,505,148
OPERATING EXPENSES - Note 5	1,601,659	1,507,254
OPERATING INCOME (LOSS)	6,798	(2,106)
OTHER INCOME		
Interest and dividend income	4,880	12,292
EARNINGS BEFORE STATE INCOME TAXES	11,678	10,186
STATE INCOME TAX EXPENSE	37	511
NET EARNINGS	$ 11,641	$ 9,675

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	COMMON STOCK	ADDITONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE - OCTOBER 1, 2006	$ 1,250	$ 28,100	$ 201,797	$ 231,147
NET EARNINGS	-	-	9,675	9,675
BALANCE - SEPTEMBER 30, 2007	1,250	28,100	211,472	240,822
NET EARNINGS	-	-	11,641	11,641
BALANCE - SEPTEMBER 30, 2008	$ 1,250	$ 28,100	$ 223,113	$ 252,463

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from securities companies and investors	$ 1,607,793	$ 1,497,729
Cash paid to suppliers and employees	(1,601,796)	(1,502,662)
Cash paid for income taxes	(37)	(511)
Other deposits	1,911	(1,740)
Other income received	4,880	12,292
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,751	5,108
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,751	5,108
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	204,312	199,204
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 217,063	$ 204,312

RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2008	2007
Net earnings	$ 11,641	$ 9,675
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	-	530
(Increase) decrease in operating assets:		
Commissions receivable	(664)	(7,419)
Other deposits	1,911	(1,740)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(137)	4,062
TOTAL ADJUSTMENTS	1,110	(4,567)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 12,751	$ 5,108

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling mutual fund and bond trade transactions and providing investment advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Furniture and fixtures

Furniture and fixtures are stated at $7,016 acquisition cost, less accumulated depreciation in the same amount. Depreciation is computed using the straight-line method over the 5-year estimated useful life of the assets. Furniture and fixtures were fully depreciated as of September 30, 2008 and 2007. Depreciation expense was $-0- and $530 for 2008 and 2007, respectively.

Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. ("Raymond James") or by written subscription agreements between investment companies and investors, with the Company acting as introducing broker dealer.

Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2007 financial statements in order to conform to the current year's presentation.

NOTE 3 - CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Cash balances are maintained at two financial institutions. The cash deposited in SunTrust Bank in the amount of $94,222 is insured by the Federal Deposit Insurance Corporation (FDIC). The cash deposited in the Raymond James & Associates brokerage account in the amount of $147,842 is protected by the Customer Asset Protection Company (CAPCO) as described below.

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker-dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation (SIPC), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $100,000 for cash that is on deposit as the result of a security transaction. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to a dollar amount limitation. The SIPC and additional protection do not insure against market risk.

There are multiple business risks associated with operating the Company. It trades with a limited number of counter-parties which include institutional money managers, national broker-dealers, regional broker-dealers and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company due to changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counter-party may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

NOTE 4 - DEPOSIT WITH CLEARING BROKER

In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company following termination of the correspondent clearing agreement within thirty days of the closing or transfer of all of the Company's customers' accounts. Therefore, the deposit has been classified as a current asset, but is non-allowable for the purpose of net capital computation per current Securities and Exchange Commission ("SEC") rules and regulations.

NOTE 5 - RELATED PARTY TRANSACTIONS

Accounts payable to a stockholder for commissions totaled $9,469 and $10,915 at September 30, 2008 and 2007, respectively.

Total salaries, bonuses, and commissions included in operating expenses that were paid to stockholders and other related parties amounted to $981,330 and $1,068,712 in 2008 and 2007, respectively.

The stockholders of the Company are also stockholders of an affiliate that provides office space, management and administrative services to the Company. In addition to the amounts paid to stockholders and other related parties noted in the preceding paragraph, fees paid by the Company to the affiliate for services rendered amounted to $543,572 and $491,252 in 2008 and 2007, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2008, the Company had net capital as defined of $224,473, which was $174,473 in excess of its required net capital of $50,000. The Company's net capital ratio was .05 to 1.

SUPPLEMENTAL SCHEDULES

TAYLOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2008

TOTAL STOCKHOLDERS' EQUITY	$ 252,463
LESS NONALLOWABLE ASSETS AND HAIRCUTS	
Prepaid state franchise taxes	533
Raymond James restricted account	25,000
Haircuts - money market funds maintained with clearing broker at 2%	2,457
TOTAL NONALLOWABLE ASSETS AND HAIRCUTS	27,990
NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2008 UNAUDITED FOCUS REPORT - PART IIA)	$ 224,473
NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 174,473
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 10,778
TOTAL AGGREGATE INDEBTEDNESS	$ 10,778
EXCESS NET CAPITAL AT 1000%	$ 223,395
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.80%

TAYLOR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2008

The net capital computed on Page 11 and the Company's computation of net capital on its September 30, 2008 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2008

Not applicable.

TAYLOR SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

SEPTEMBER 30, 2008

None

KraftCPAs PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

In planning and performing our audits of the financial statements and supplemental schedules of Taylor Securities, Inc. (the "Company") as of and for the years ended September 30, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
November 14, 2008

END